ARNOLD & PORTER

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

February 12, 2002

BY HAND DELIVERY

02042024

U.S. Securities and Exchar
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas
(#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities and Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's Full-Year Report, 2001, which was disseminated to the shareholders of EDC on February 1, 2002.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosure

dw 6/19

82-4896

C.A. La Electricidad de Caracas   Corporación EDC, C.A.

I. REPORT TO THE SHAREHOLDERS

Grupo EDC, Fiscal Year 2001 Results

Grupo EDC announced its combined results for the year 2001, and those corresponding to **C.A. La Electricidad de Caracas and Affiliated Companies (EDC)** and **Corporación EDC, C.A. and Affiliated Companies (CEDC)**. Below, we present a summary of these results, as well as the business activities during the period.

Summary of Results

	2001			2000	%
In millions of Bolivars	EDC	CEDC	GRUPO EDC	GRUPO EDC	Change
Operating Revenues	589,681	75,611	665,292	677,953	(1.8%)
Operating Expenses	308,602	46,272	354,874	505,958	(29,8%)
EBITDA	281,079	29,339	310,418	171,994	80.4%
EBITDA Margin	47.7%	38.8%	46.7%	25.4%	-
Net Income (Loss)	68,013	24,665	92,678	(380,506)	-

- The combined net operating revenues as of December 31, 2001, remained relatively stable with respect to 2000 as a result from a 6.8% increase in the energy sold (kWh) by EDC as well as the increase of CEDC's operating revenues coming primarily from Genevapca's and Serdeco's operations, and despite the lag in the tariff increases (1.22%) with respect to inflation (11.6%).

- The combined operating expenses for the period declined 29.8% compared to those for the same period in 2000; resulting mainly from the execution of the rationalization plan of costs and inventories; the savings obtained from the sale of non-core assets, and the voluntary mobilization plan implemented in 2000. All of these occurred in spite of increases in fuel prices for EDC.

- Grupo EDC's EBITDA was Bs. 310.4 billion, with an EBITDA margin of 46.7%, 80.4 percentage points higher than the period ended on December 31, 2000, or 21.3 percent points higher when excluding the non-recurrent charges incurred during the year 2000.

- Other income and expenses, net resulted in an income of Bs. 47.1 billion as a consequence of gains obtained from sale and the writing-off of non-core assets as well as the effects from the adjustments to inflation (DPC10).

- Interest and Financial expenses as of December 31, 2001 totaled Bs. 54.3 billion, compared with Bs. 38.9 billion in 2000, resulting mainly from the combined effect of increases in the interest rate and the improvement of Grupo EDC's capital structure by means of increasing its financing sources, process that started in September 2000.

- Equity Participation in Unconsolidated Affiliates for the year was Bs. 2.9 billion, compared to a loss of Bs. 267.9 billion for the same period of 2000. This change is mainly due to the improvement of the investment portfolio, started in the second half of year 2000, which includes

among other things the sale of the Colombian assets in November 2000 and the sale of the El Salvador assets during the fourth quarter of 2001.

- Grupo EDC's net income for the period ended December 31, 2001 totaled Bs. 92.7 billion, representing a significant improvement with respect to the same period in 2000 before and after the non-recurrent expenses.

Financial Debt of Grupo EDC

- The total financial debt of Grupo EDC as of December 31, 2001 was Bs. 842.6 billion, reflecting an decrease of 10.3% with respect to the same period of 2000, primarily due to the prepayment syndicated bank loan for US$ 100 million, and by means of debt amortization during the fourth quarter of 2001.

- Of the total debt, 62 % is denominated in foreign currency, the largest percentage being in US dollars and Euros, and the balance is in Bolivars.

- The average cost of debt for the year 2001 was 7.4% for the portion in foreign currency and 19.8 % for Bolivar-denominated debt.

Reduction of Capital

- On March 26, 2001, an Extraordinary Shareholders Meeting approved the reduction of nominal capital in Electricidad de Caracas by means of the cancellation of 531,093,585 shares along with the same number of shares of Corporation EDC, C.A. that were maintained in the treasury and that were acquired in accordance with the program approved at the Shareholders Meeting held on May 29, 2000.

Cash Reimbursement from Accumulated Paid-In Surplus

- On December 14, 2001 Corporación EDC, C.A. announced at the end of its Extraordinary Shareholders Meeting the approval of a proposal by the Board of Directors for a cash reimbursement to be paid out from the Accumulated Paid-In Surplus. The effective pay date for this reimbursement was December 28, 2001.

Dividends

- On June 8, 2001, an Extraordinary Shareholders Meeting approved a cash dividend for Bs. 14 per share, with a payment date of June 25, 2001.

- On October 11, 2001, an Extraordinary Shareholders Meeting approved a cash dividend for Bs. 12 per share, with a payment date of October 26, 2001.

- On December 7, 2001, an Extraordinary Shareholders Meeting approved a cash dividend for Bs. 28.80 per share, and paid in two trenches: Bs. 17.45 and Bs. 11.35 per share on December 21 and 28 of 2001, respectively.

C.A. La Electricidad de Caracas Corporación EDC, C.A.

Generation Exports to the National Interconnected System

- Starting the second half of 2001, EDC began exporting electric power to the National Interconnected System in order to help mitigate the current shortage in hydro-generated power due to the lower water levels at the Guri Dam. As of December 31 2001, EDC has exported 264 GWh into the system, representing additional revenues in the amount of Bs. 5.9 billion.

Investment in Compañía Anónima Nacional Teléfonos de Venezuela - CANTV

- On October 24, 2001, CANTV announced a cash dividend of Bs. 520.00 per share to be paid in two trenches: Bs. 284.00 per share paid in December 12 2001, and Bs. 236.00 in March 2002.
- On October 27, 2001, Corporación EDC participated, through its affiliate Inextel, in CANTV's third Share Re-Purchase Program. In accordance with the program, CEDC tendered 21.48% of its shares receiving US$58.9 in proceeds, and retaining a 5.4% stake in the telephone company.

Sale of Distribution Companies in El Salvador

- During the month of December of 2001, Grupo EDC sold its interest in El Salvador (electric distribution companies: CAESS, EEO, and DEUSEM) to a wholly-owned subsidiary of The AES Corporation for an amount of US$ 168 million. The terms of such sale were approved by Grupo EDC Board's Independent Directors Committee, with the advise from the investment bank Credit Suisse First Boston. The sale reported a gain of US$23.3 million.

The results presented in this Report have not been audited and have been prepared according to existing Venezuelan Accounting Principles for companies whose shares are registered with the Venezuela's Comisión Nacional de Valores (National Securities Commission). The results have been adjusted for the effects of inflation according to Venezuelan Accounting Principles and are presented in constant bolivars as of December 31, 2001. The exchange rate as of December 31, 2001 was 758.00 bolivars/US dollar, and the average exchange rate for the year was 724.60 bolivars/US dollar.

Grupo EDC, a Venezuelan affiliate of The AES Corporation, is comprised of two companies, C.A. La Electricidad de Caracas (EDC) and Corporación EDC (CEDC). EDC provides electric service principally to metropolitan Caracas and surrounding areas and is the largest private-sector electric utility in Venezuela. CEDC concentrates its activities in non-regulated businesses in electricity and telecommunications. Shares of the two companies trade together as "stapled" shares on the Venezuelan stock exchanges. Its American Depositary Receipts trade over the counter in the United States under the ticker symbol "ELDAY"

AES is a leading global power company comprised of competitive generation, distribution, and retail supply businesses in 40 countries.

AES is dedicated to providing electricity worldwide in a socially responsible way. Please direct questions or comments related to this report to Investor Relations at: info@edc-ven.com

C.A. La Electricidad de Caracas Corporación EDC, C.A.

II. COMBINED FINANCIAL STATEMENTS

INCOME STATEMENT HIGHLIGHTS

(Based on financial statements unaudit adjusted in the general priced and expressed in millions of constant bolivars as of december 31, :

	EDC 2001	CEDC 2001	Grupo EDC 2001	Grupo EDC 2000	Grupo EDC 2001 US$
Operating Revenues	589,681	75,611	**665,292**	**677,953**	877.69
EBITDA	281,079	29,339	**310,418**	**171,994**	409.52
Net Income	68,013	24,665	**92,678**	**(380,506)**	122.27

BALANCE SHEETS HIGHLIGHTS

(Based on financial statements unaudit adjusted in the general priced and expressed in millions of constant bolivars as of december 31, :

	EDC 2001	CEDC 2001	Grupo EDC 2001	Grupo EDC 2000	Grupo EDC 2001 US$
Cash and Cash Equivalents	103,497	28,201	**131,698**	**222,609**	173.74
Property, Plant and Equipment, net	1,965,901	248,109	**2,214,010**	**2,312,838**	2,920.86
Total Assets	2,638,158	465,909	**3,104,067**	**3,119,840**	4,095.08
Bank Loans and CPLTD (1)	316,855	19,906	**336,761**	**456,422**	444.28
Long Term Debt	501,685	4,238	**505,923**	**483,411**	667.44
Total Liabilities	1,012,385	309,922	**1,322,307**	**1,095,247**	1,744.47
Equity	1,625,773	155,987	**1,781,760**	**2,024,593**	2,350.61
Total Capitalization	2,444,313	180,131	**2,624,444**	**2,964,426**	3,462.33
EBITDA/Interest and Financial Expenses	2.44	1.20	**3.37**	**2.85**	3.37
Total Debt/EBITDA	2.91	0.82	**2.71**	**5.46**	2.71
Financial Debt/Capitalization Total	33.49%	13.40%	**32.11%**	**31.70%**	32.11%
EBITDA Margin	47.67%	38.80%	**46.66%**	**25.37%**	46.66%

(1) CPLTD = Current Portion of Long Term Debt

C.A. La Electricidad de Caracas Corporación EDC, C.A.

III. FINANCIAL STATEMENTS

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on financial statements unaudit adjusted in the general priced and expressed in millions of constant bolivars as of december 31, 2001)

	2000 Jan-Dec	2001 1Q	2001 2Q	2001 3Q	2001 4Q	2001 Jan-Dec	2001 Jan-Dec US$
Operating Revenues	607,200	137,971	152,262	151,375	148,074	**589,681**	777.94
Operating Expenses	(463,815)	(63,767)	(81,039)	(84,008)	(79,788)	**(308,602)**	(407.13)
EBITDA	**143,385**	**74,203**	**71,223**	**67,367**	**68,286**	**281,079**	**370.82**
EBITDA MARGIN	**23.61%**	**53.78%**	**46.78%**	**44.50%**	**46.12%**	**47.67%**	**47.67%**
Depreciation and Amortization	(179,351)	(46,327)	(36,467)	(44,356)	(40,652)	**(167,802)**	(221.37)
EBIT	**(35,966)**	**27,876**	**34,756**	**23,011**	**27,634**	**113,277**	**149.44**
EBIT MARGIN	**-5.92%**	**20.20%**	**22.83%**	**15.20%**	**18.66%**	**19.21%**	**19.21%**
Other Income and Expenses (Net)	3,047	(1,939)	(12,831)	5,132	22,053	**12,414**	16.38
Interest and Financial Expenses	(61,667)	(23,477)	(30,343)	(20,103)	(41,305)	**(115,228)**	(152.02)
Interest Earned	28,525	8,134	16,659	8,452	12,823	**46,068**	60.78
Net Exchange Gain (Loss)	(3,211)	3,257	(2,398)	(20,245)	11,292	**(8,094)**	(10.68)
INCOME BEFORE TAXES AND EXPOSURE TO INFLATION	**(69,272)**	**13,851**	**5,841**	**(3,753)**	**32,496**	**48,437**	**63.90**
Result of Exposure to Inflation	2,265	7,611	8,800	5,565	7,334	**29,310**	38.67
Provision for Income Tax	(25,271)	(2,217)	(5,111)	(7,312)	4,054	**(10,586)**	(13.97)
Equity Participation in Unconsolidated Affiliates	4,893	0	0	859	0	**859**	1.13
Minority Interest	(29)	(22)	(18)	22	11	**(7)**	(0.01)
NET INCOME (LOSS)	**(87,414)**	**19,224**	**9,512**	**(4,619)**	**43,896**	**68,013**	**89.73**
NET MARGIN	**-14.40%**	**13.93%**	**6.25%**	**-3.05%**	**29.64%**	**11.53%**	**11.53%**
NET INCOME PER SHARE	(26.91)	5.92	2.93	(1.42)	13.51	**20.94**	0.028
NET INCOME PER ADR	-	295.94	146.42	(71.11)	675.73	**1,047.00**	1.381
SHARES OUTSTANDING (millions)**	3,248	3,248	3,248	3,248	3,248	**3,248**	3,248
EBITDA/Interest and Financial Expenses	2.33	3.16	2.35	3.35	1.65	**2.44**	2.44
Net Income/Equity (ROE)*	-6.71%	4.38%	2.21%	-1.08%	10.80%	**4.18%**	4.18%

*Ratio reflects annualized calculations.

** Nine-month weighted average

C.A. La Electricidad de Caracas Corporación EDC, C.A.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on financial statements unaudit adjusted in the general priced and expressed in millions of constant bolivars as of december 31, 2001)

	2000 31 December	2001 31 March	2001 30 June	2001 30 September	2001 31 December
ASSETS					
Current Assets	567,137	577,118	682,443	668,010	**598,719**
Cash and Cash Equivalents	194,483	179,935	169,055	167,741	**103,497**
Property, Plant and Equipment, net	2,050,288	2,018,835	1,912,885	1,960,034	**1,965,901**
Investments	62,353	62,485	25,430	25,807	**25,854**
Long Term Accounts Payable	29,119	26,762	24,577	39,676	**40,512**
Intangible Assets and Deferred Credits	1,524	1,111	59,160	10,691	**7,172**
Total Assets	**2,710,422**	**2,686,311**	**2,704,494**	**2,704,218**	**2,638,158**
LIABILITIES AND EQUITY					
Current Liabilities	416,947	462,893	433,466	445,350	**437,136**
Bank Loans and Overdrafts	239,259	227,733	175,765	249,931	**227,891**
Current Portion of Long Term Debt	65,908	131,213	161,653	84,639	**88,964**
Long Term Debt	481,445	387,730	477,357	472,160	**501,685**
Others Liabilities	73,804	78,213	73,039	71,575	**73,346**
Minority Interests	668	690	700	678	**218**
Equity	1,737,558	1,756,785	1,719,933	1,714,457	**1,625,773**
Total Liabilities and Equity	**2,710,422**	**2,686,311**	**2,704,494**	**2,704,218**	**2,638,158**
Current Assets/Current Liabilities	1.36	1.25	1.57	1.50	**1.37**
Short Term Debt/Long Term Debt	0.63	0.93	0.71	0.71	**0.63**
Equity/Total Assets	64.11%	65.40%	63.60%	63.40%	**61.63%**
Financial Debt/Total Capitalization	31.16%	29.83%	32.14%	32.00%	**33.49%**

C.A. La Electricidad de Caracas Corporación EDC, C.A.

IV. TECHNICAL DATA

	Dec 2001	Dec 2000
GENERATION AND PURCHASE OF POWER (MWh)		
GROSS GENERATION	11,392	8,119
ENERGY PURCHASE	1,179	3,476
INTERNAL CONSUMPTION	2,086	1,778
TOTAL ENERGY SOLD (kWh)	10,485	9,817
SALES (kWh)	10,485	9,817
RESIDENTIAL	3,649	3,593
INDUSTRIAL	2,024	1,959
GENERAL	3,649	3,426
GOVERNMENT / PUBLIC LIGHTING	899	839
EXPORT ENERGY	264	
NUMBER OF CUSTOMERS	1,187,699	1,160,749
RESIDENTIAL	1,009,336	987,912
INDUSTRIAL	9,784	9,947
GENERAL	160,783	155,238
GOVERNMENT	6,794	6,708
PUBLIC LIGHTING	1,002	944
Total Losses (12 month moving avg.)	13.35%	12.06%
Total Outage Time (TTA - minutes)	302	300

C.A. La Electricidad de Caracas Corporación EDC, C.A.

V. FINANCIAL STATEMENTS

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on financial statements unaudit adjusted in the general priced and expressed in millions of constant bolivars as of december 31, 2001)

	2000 Jan-Dec	2001 1Q	2001 2Q	2001 3Q	2001 4Q	2001 Jan-Dec	2001 US$
Operating Revenues	70,753	21,032	19,282	11,435	23,862	**75,611**	99.75
Operating Expenses	(42,144)	(6,470)	(8,237)	(7,610)	(23,956)	**(46,272)**	(61.04)
EBITDA	**28,609**	**14,562**	**11,045**	**3,825**	**(94)**	**29,339**	**38.71**
EBITDA MARGIN	**40.44%**	**69.24%**	**57.28%**	**33.45%**	**-0.39%**	**38.80%**	**38.80%**
Depreciation and Amortization	(27,746)	(4,379)	(4,588)	(3,724)	(6,004)	**(18,695)**	(24.66)
EBIT	**863**	**10,183**	**6,457**	**103**	**(6,097)**	**10,644**	**14.04**
EBIT MARGIN	**1.22%**	**48.42%**	**33.49%**	**0.90%**	**-25.55%**	**14.08%**	**14.08%**
Other Income and (Expenses) Net	(9,664)	931	879	4,248	28,651	**34,708**	45.79
Interest and Financial Expenses	(30,352)	(3,558)	(6,183)	(8,378)	(6,331)	**(24,450)**	(32.26)
Interest Earned	3,200	0	619	778	6,883	**8,280**	10.92
Net Exchange Gain (Loss)	4,312	935	2,306	5,425	(19,387)	**(10,721)**	(14.14)
LOSS BEFORE TAXES AND EXPOSURE TO INFLATION	**(31,641)**	**8,491**	**4,078**	**2,175**	**3,718**	**18,461**	**24.35**
Result of Exposure to Inflation	17,936	2,805	5,761	(3,482)	15,412	**20,496**	27.04
Provision for Income Tax	(7,158)	(492)	(781)	(2,867)	(4,811)	**(8,951)**	(11.81)
Equity Participation in Unconsolidated Subsidiaries	(272,819)	744	1,671	1,146	(7,285)	**(3,723)**	(4.91)
Minority Interests	589	(291)	(1,067)	0	(260)	**(1,618)**	(2.13)
NET INCOME (LOSS)	**(293,092)**	**11,258**	**9,661**	**(3,028)**	**6,774**	**24,665**	**32.54**
NET MARGIN	-	**53.53%**	**50.10%**	**-26.48%**	**28.39%**	**32.62%**	**32.62%**
NET INCOME (LOSS) PER SHARE	(86.56)	3.32	2.85	(0.89)	2.00	**7.28**	0.010
NET INCOME (LOSS) PER ADR	-	166.24	142.66	(44.71)	100.03	**364.22**	0.481
SHARES OUTSTANDING	3,386	3,386	3,386	3,386	3,386	**3,386**	3,386
EBITDA/Interest and Financial Expenses	0.94	4.09	1.79	0.46	-0.01	**1.20**	1.20
Net Income (Loss)/Equity*	-102.11%	15.10%	12.77%	-4.07%	17.37%	**15.81%**	15.81%

*Ratio reflects annualized calculations.

C.A. La Electricidad de Caracas   Corporación EDC, C.A.

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on financial statements unaudit adjusted in the general priced and expressed in millions of constant bolivars as of december 31, 2001)

	2000 31 December	2001 31 March	2001 30 June	2001 30 September	2001 31 December
ASSETS					
Current Assets	79,519	79,824	59,968	47,546	**83,575**
Cash and Cash Equivalents	28,125	26,207	21,512	8,130	**28,201**
Property, Plant and Equipment, net	262,550	263,404	259,484	255,569	**248,109**
Investments	300,185	297,965	325,607	334,898	**121,603**
Long Term receivable	271	263	256	250	**240**
Deferred Charges and other assets	12,759	11,477	13,023	12,837	**12,382**
Total Assets	**655,283**	**652,934**	**658,339**	**651,100**	**465,909**
LIABILITIES AND EQUITY					
Current Liabilities	361,905	346,738	348,061	343,358	**298,636**
Bank Loans and Overdrafts	32,857	26,544	22,602	21,039	**18,798**
Current Portion of Long Term Debt	118,398	116,653	1,177	1,413	**1,108**
Long Term Debt	1,966	2,410	2,039	1,397	**4,238**
Deferred Credits and other provisions	958	899	910	4,044	**2,059**
Minority Interests	3,419	4,597	4,772	4,776	**4,989**
Equity	287,035	298,289	302,556	297,525	**155,987**
Total Liabilities and Equity	**655,283**	**652,934**	**658,339**	**651,100**	**465,909**
Current Assets/Current Liabilities	0.22	0.23	0.17	0.14	**0.28**
Short Term Debt/Long Term Debt	76.93	59.41	11.66	16.07	**4.70**
Equity/Total Assets	43.80%	45.68%	45.96%	45.70%	**33.48%**
Financial Debt/Total Capitalization	34.80%	32.80%	7.86%	7.42%	**13.40%**

I. REPORTE A LOS ACCIONISTAS

Grupo EDC, Resultados del año 2001

El Grupo EDC anunció sus resultados combinados al 31 de diciembre del 2001 y los correspondientes a **C.A. La Electricidad de Caracas y Compañías Filiales (EDC)** y **Corporación EDC, C.A. y Compañías Filiales (CEDC)**. Seguidamente, presentamos un resumen de éstos resultados así como las actividades desarrolladas durante el período.

Resumen de Resultados al 31 de Diciembre del 2001

	Año 2001			Año 2000	%
En Millones de Bolívares	**EDC**	**CEDC**	**GRUPO EDC**	**GRUPO EDC**	**Variación**
Ingresos por Operaciones	589.681	75.611	665.292	677.953	(1,8%)
Gastos de Operación	308.602	46.272	354.874	505.958	(29,8%)
EBITDA	281.079	29.339	310.418	171.994	80,4%
Margen EBITDA	47,7%	38,8%	46,7%	25,4%	
Utilidad (Pérdida) Neta	68.013	24.665	92.678	(380.506)	

- Los ingresos en operación combinados al 31 de diciembre de 2001, mostraron una relativa estabilidad en comparación con los ingresos obtenidos en el mismo periodo del 2000, como producto del incremento en la energía vendida (kWh) en un 6,8% para EDC, así como al incremento de los ingresos de la CEDC reflejados principalmente por las operaciones de Genevapca y Serdeco y a pesar del rezago en el aumento de las tarifas (1,22%) con respecto a la inflación (11,6 %).

- Los gastos de operación combinados mostraron una reducción para el año finalizado el 31 de diciembre de 2001 del 29,8 %, principalmente como resultado de la ejecución del plan de racionalización de costos e inventarios; el ahorro proveniente de la venta de activos no medulares del negocio eléctrico; y el plan de movilización voluntario implementado en el segundo semestre del año 2000. Todo esto fue logrado a pesar de los aumentos experimentados en los costos de combustibles para EDC.

- El EBITDA combinado proveniente de utilidades antes de impuestos, intereses, la depreciación de activos fijos y las amortizaciones, fue de Bs. 310,4 millardos. El margen EBITDA del Grupo EDC se ubicó en 46,7%, incrementándose en relación con al año finalizado el 31 de diciembre de 2000 en 80,4 puntos porcentuales y en 21,3 puntos porcentuales al excluir los gastos no recurrentes del año 2000.

- Otros ingresos y gastos, netos resultaron en un ingreso de Bs. 47,1 millardos como consecuencia de las ganancias obtenidas en la desincorporación y venta de activos no medulares del negocio eléctrico y el efecto de la aplicación del valor ajustado por inflación (DPC10).

- El costo integral de financiamiento se ubicó al 31 de diciembre de 2001 en Bs. 54,3 millardos en comparación con Bs. 38,9 millardos del mismo periodo del año 2000 como resultado del efecto combinado del aumento de las tasas de interés y la mejora de la estructura de capital del Grupo por la vía del incremento del financiamiento a partir de septiembre del 2000.
- Las participaciones en las compañías afiliadas se ubicaron en Bs. 2,9 millardos en comparación con la pérdida de Bs. 267,9 millardos del mismo periodo del año 2000, debido principalmente a la optimización de la cartera de inversiones del Grupo EDC iniciada en el segundo semestre del año 2000, en las cuales destaca la venta de los activos mantenidos en Colombia y en diciembre del año 2001 de los activos mantenidos en El Salvador.
- La utilidad neta para el Grupo EDC al finalizar el año 2001, se ubicó en Bs. 92,7 millardos representando una mejora significativa con relación al resultado obtenido para el mismo período de 2000 antes y después de excluir los gastos no recurrentes.

Deuda Financiera del Grupo EDC

- El total de la deuda financiera del Grupo EDC, para el 31 de diciembre de 2001 se ubicó en Bs. 842,6 millardos, reflejando una disminución de 10,3% con respecto al mismo periodo del 2000, principalmente por la cancelación anticipada del préstamo bancario sindicado de US$ 100 millones y a las amortizaciones efectuadas durante el trimestre finalizado el 31 de diciembre de 2001.

- De la deuda total, el 62 % está denominada en moneda extranjera, siendo las principales monedas el US dólares y los Euros, la diferencia restante está denominada en bolívares.

- El costo promedio de la deuda para el trimestre finalizado el 31 de diciembre de 2001 fue de 7,4% para la porción en moneda extranjera y 19,8 % para la denominada en bolívares.

Reducción del Capital Social

- Durante el semestre finalizado el 30 de junio de 2001, la Asamblea Extraordinaria de Accionistas aprobó la reducción del capital social suscrito de la Electricidad de Caracas de 531.093.585 acciones apareadas con igual número de acciones de la Corporación EDC, C.A. que mantenía en tesorería y que habían sido adquiridos a través del programa aprobado en Asamblea de Accionista celebrada el 29 de mayo de 2000.

Disminución del Superávit Pagado

- Con fecha 21 de diciembre de 2001, La Asamblea Extraordinaria de Accionistas aprobó la reducción de la partida de Superávit Pagado de la Corporación EDC, C.A. en la cantidad de Bs. 27,25 por acción, el cual fue pagado el 28 de diciembre de 2001. Esta reducción es el resultado del proceso de reestructuración que ha llevado a cabo el Grupo EDC, la concentración en las actividades medulares del Grupo y un manejo financiero más eficiente que hace innecesario el mantener altas cuentas de superávit pagado.

Dividendos

- Con fecha 8 de junio de 2001, La Asamblea Extraordinaria de Accionistas aprobó un dividendo en efectivo de Bs. 14 por acción y pagado el 25 de junio de 2001.

- Con fecha 11 de octubre de 2001, La Asamblea Extraordinaria de Accionistas aprobó un dividendo en efectivo de Bs. 12 por acción y pagado el 26 de octubre de 2001.

- Con fecha 7 de diciembre de 2001, La Asamblea Extraordinaria de Accionistas aprobó un dividendo en efectivo de Bs. 28,80 por acción y pagados Bs. 17,45 por acción el 21 de diciembre de 2001 y Bs. 11,35 por acción el 28 de diciembre de 2001.

Exportación de Generación al Sistema Interconectado Nacional

- A partir del Segundo semestre del 2001, EDC comenzó a exportar energía al Sistema Interconectado Nacional a fin de ayudar a reducir el déficit coyuntural de generación presentado por los bajos niveles de agua en la represa del Guri. Al cierre del año, EDC había exportado al sistema alrededor de 264GWh, que representan ingresos adicionales por Bs. 5,9 millardos.

Inversión en Compañía Anónima Nacional de Teléfonos CANTV

- El 27 de octubre de 2001, La Corporación EDC participó en el tercer programa de recompra acciones anunciado por la Compañía Anónima Nacional de Teléfonos de Venezuela (CANTV), como resultado de este plan La Corporación EDC vendió el 21,48% de sus acciones por un valor de US$ 58,9 millones, y manteniendo la propiedad de aproximadamente 5,4% del capital accionario de CANTV, a través de su filial Inversiones Inextel C.A.

- El 24 de octubre del 2001, La Compañía Anónima Nacional de Teléfonos de Venezuela (CANTV) decretó un dividendo de Bs. 520,00 por acción, a ser pagados en dos partes, Bs. 284,00 en diciembre de 2001 y Bs. 236,00 en marzo

de 2002, lo cual representa un total de Bs. 26,2 millardos (US$ 34,4 millones) los cuales se presentan formando parte del rubro de otros ingresos.

Venta de las Empresas de El Salvador

- En el mes de diciembre de 2001, el Grupo EDC concretó la venta a AES Corporation de las empresas de distribución de electricidad en El Salvador, Compañía de Alumbrado Eléctrico de San Salvador (CAESS) y Energía Eléctrica de Oriente (EEO), por US$ 168 millones. Los términos de dicha venta fueron aprobados por el Comité de Directores Independientes de la Junta Directiva de la Compañía con al asesoría de la banca de inversión Credit Suisse First Boston. Dicha venta reporto al Grupo EDC una utilidad neta de US$ 23,3 millones.

Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de diciembre del 2001. La tasa de cambio para el cierre del año del 2001 fue 758,00 bolívares/US dólar, y el tipo de cambio promedio para el año fue de 724,60 bolívares/US dólar.

El Grupo EDC, filial de the AES Corporation, está compuesto por dos Empresas, C.A. La Electricidad de Caracas y Compañías Filiales (EDC) que provee servicio eléctrica principalmente al área metropolitana de Caracas y que es a su vez la empresa privada de servicio eléctrico más grande de Venezuela y la Corporación EDC, C.A. y Compañías Filiales (CEDC) focalizada ésta en negocios de electricidad no regulados en Venezuela y de telecomunicaciones y servicios en Venezuela y el exterior. Cada acción de la EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de la CEDC. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 40 países.

AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable.

Agradeceremos dirigir sus preguntas o comentarios relacionados con éste reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: info@edc-ven.com

C.A. La Electricidad de Caracas   Corporación EDC, C.A.

II. ESTADOS FINANCIEROS COMBINADOS

ASPECTOS RESALTANTES DEL ESTADO DE GANANCIAS Y PERDIDAS
(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre del 2001)

	EDC 2001	CEDC 2001	Grupo EDC 2001	Grupo EDC 2000	Grupo EDC 2001 US$
Ingresos de Operación	589.681	75.611	**665.292**	**677.953**	877,69
EBITDA	281.079	29.339	**310.418**	**171.994**	409,52
Utilidad Neta	68.013	24.665	**92.678**	**(380.506)**	122,27

ASPECTOS RESALTANTES DEL BALANCE GENERAL
(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre del 2001)

	EDC 2001	CEDC 2001	Grupo EDC 2001	Grupo EDC 2000	Grupo EDC 2001 US$
Efectivo y Equivalentes de Efectivo	103.497	28.201	**131.698**	**222.609**	173,74
Propiedades, Planta y Equipos, neto	1.965.901	248.109	**2.214.010**	**2.312.838**	2.920,86
Total Activo	2.638.158	465.909	**3.104.067**	**3.119.840**	4.095,08
Préstamos y Sobregiros Bancarios + PCDLP(1)	316.855	19.906	**336.761**	**456.422**	444,28
Deuda Largo Plazo	501.685	4.238	**505.923**	**483.411**	667,44
Total Pasivo	1.012.385	309.922	**1.322.307**	**1.095.247**	1.744,47
Patrimonio	1.625.773	155.987	**1.781.760**	**2.024.593**	2.350,61
Total Capitalización	2.444.313	180.131	**2.624.444**	**2.964.426**	3.462,33
EBITDA/Intereses y Gastos Financieros	2,44	1,20	**3,37**	**2,85**	3,37
Total Deuda/EBITDA	2,91	0,82	**2,71**	**5,46**	2,71
Deuda Financiera/Capitalización Total	33,49%	13,40%	**32,11%**	**31,70%**	32,11%
Margen EBITDA	47,67%	38,80%	**46,66%**	**25,37%**	46,66%

(1) PCDLP = Porción Corriente Deuda a Largo Plazo.

C.A. La Electricidad de Caracas — Corporación EDC, C.A.

III. ESTADOS FINANCIEROS

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre del 2001)

	2000 Ene-Dic	2001 1er Trim	2001 2do Trim	2001 3er Trim	2001 4to Trim	2001 Ene-Dic	2001 Ene-Dic US$
Ingresos de Operación	607.200	137.971	152.262	151.375	148.074	**589.681**	777,94
Gastos de Operación	(463.815)	(63.767)	(81.039)	(84.008)	(79.788)	**(308.602)**	(407,13)
EBITDA	**143.385**	**74.203**	**71.223**	**67.367**	**68.286**	**281.079**	**370,82**
MARGEN EBITDA	**23,61%**	**53,78%**	**46,78%**	**44,50%**	**46,12%**	**47,67%**	**47,67%**
Depreciación y Amortización	(179.351)	(46.327)	(36.467)	(44.356)	(40.652)	**(167.802)**	(221,37)
EBIT	**(35.966)**	**27.876**	**34.756**	**23.011**	**27.634**	**113.277**	**149,44**
MARGEN EBIT	**-5,92%**	**20,20%**	**22,83%**	**15,20%**	**18,66%**	**19,21%**	**19,21%**
Otros Ingresos y (Gastos) Neto	3.047	(1.939)	(12.831)	5.132	22.053	**12.414**	16,38
Intereses y Gastos Financieros	(61.667)	(23.477)	(30.343)	(20.103)	(41.305)	**(115.228)**	(152,02)
Intereses Ganados	28.525	8.134	16.659	8.452	12.823	**46.068**	60,78
Diferencia en Cambio Neta	(3.211)	3.257	(2.398)	(20.245)	11.292	**(8.094)**	(10,68)
UTILIDAD ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, PARTICIPACIÓN DE COMPAÑÍAS NO CONSOLIDADAS E INTERÉS MINORITARIO	**(69.272)**	**13.851**	**5.841**	**(3.753)**	**32.496**	**48.437**	**63,90**
Resultado por Exposición a la Inflación	2.265	7.611	8.800	5.565	7.334	**29.310**	38,67
Provisión para Impuesto	(25.271)	(2.217)	(5.111)	(7.312)	4.054	**(10.586)**	(13,97)
Participación de Compañías no Consolidadas	4.893	0	0	859	0	**859**	1,13
Interés Minoritario	(29)	(22)	(18)	22	11	**(7)**	(0,01)
UTILIDAD (PÉRDIDA) NETA	**(87.414)**	**19.224**	**9.512**	**(4.619)**	**43.896**	**68.013**	**89,73**
MARGEN UTILIDAD NETA	**-14,40%**	**13,93%**	**6,25%**	**-3,05%**	**29,64%**	**11,53%**	**11,53%**
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(26,91)	5,92	2,93	(1,42)	13,51	**20,94**	0,028
UTILIDAD (PÉRDIDA) NETA POR ADR	-	295,94	146,42	(71,11)	675,73	**1.047,00**	1,381
ACCIONES EN CIRCULACIÓN (Millones) **	3.248	3.248	3.248	3.248	3.248	**3.248**	3.248
EBITDA/Intereses y Gastos Financieros *	2,33	3,16	2,35	3,35	1,65	**2,44**	2,44
Utilidad (Pérdida) Neta / Patrimonio*	-6,71%	4,38%	2,21%	-1,08%	10,80%	**4,18%**	4,18%

* Índices reflejan cálculos anualizados en datosTrimestrales

** Promedio ponderado nueve meses

C.A. La Electricidad de Caracas Corporación EDC, C.A.

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre del 2001)

	2000 31 Diciembre	2001 31 Marzo	2001 30 Junio	2001 30 Septiembre	2001 31 Diciembre
ACTIVO					
Activo Circulante	567.137	577.118	682.443	668.010	**598.719**
Efectivo y Equivalentes de Efectivo	194.483	179.935	169.055	167.741	**103.497**
Propiedades, Planta y Equipos, neto	2.050.288	2.018.835	1.912.885	1.960.034	**1.965.901**
Inversiones	62.353	62.485	25.430	25.807	**25.854**
Cuentas por Cobrar a Largo Plazo	29.119	26.762	24.577	39.676	**40.512**
Activos Intangibles y Cargos Diferidos	1.524	1.111	59.160	10.691	**7.172**
Total Activo	**2.710.422**	**2.686.311**	**2.704.494**	**2.704.218**	**2.638.158**
PATRIMONIO Y PASIVO					
Pasivo Circulante	416.947	462.893	433.466	445.350	**437.136**
Préstamos y Sobregiros Bancarios	239.259	227.733	175.765	249.931	**227.891**
Porción Corriente Deuda LP	65.908	131.213	161.653	84.639	**88.964**
Deuda a Largo Plazo	481.445	387.730	477.357	472.160	**501.685**
Otros Pasivos	73.804	78.213	73.039	71.575	**73.346**
Intereses Minoritarios	668	690	700	678	**218**
Patrimonio	1.737.558	1.756.785	1.719.933	1.714.457	**1.625.773**
Total Patrimonio y Pasivo	**2.710.422**	**2.686.311**	**2.704.494**	**2.704.218**	**2.638.158**
Activo Circulante / Pasivo Circulante	1,36	1,25	1,57	1,50	**1,37**
Deuda Financiera C P / Deuda L P	0,63	0,93	0,71	0,71	**0,63**
Patrimonio / Activo Total	64,11%	65,40%	63,60%	63,40%	**61,63%**
Deuda Financiera / Capitalización Total	31,16%	29,83%	32,14%	32,00%	**33,49%**

C.A. La Electricidad de Caracas   Corporación EDC, C.A.

IV. ASPECTOS TECNICOS

	Dic-01	Dic-00
GENERACION Y VENTA EN MILES DE MWh		
GENERACION BRUTA	11.392	8.119
ENERGIA COMPRADA	1.179	3.476
Menos: Consumo en servicio y perdidas:	2.086	1.778
TOTAL ENERGIA VENDIDA	10.485	9.817
Que se distribuye como sigue:	10.485	9.817
RESIDENCIAL	3.649	3.593
INDUSTRIAL	2.024	1.959
GENERAL	3.649	3.426
OFICIAL / ALUM. PUBLICO	899	839
ENERGIA EXPORTADA	264	
NUMERO DE CLIENTES(SUMINISTROS)	1.187.699	1.160.749
RESIDENCIAL	1.009.336	987.912
INDUSTRIAL	9.784	9.947
GENERAL	160.783	155.238
OFICIAL	6.794	6.708
ALUM. PUBLICO	1.002	944
Pérdidas Totales (Promedio Movil 12 meses)	13,35%	12,06%
Tiempo Total de Interrupción en minutos	302	300

C.A. La Electricidad de Caracas Corporación EDC, C.A.

V. ESTADOS FINANCIEROS

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS
(Basado en estados financieros no auditados y expresados en millones de bolívares constantes al 31 de diciembre del 2001)

	2000 Ene-Dic	2001 1er Trim	2001 2do Trim	2001 3er Trim	2001 4to Trim	2001 Ene-Dic	2001 Ene- Dic US$
Ingresos de Operación	70.753	21.032	19.282	11.435	23.862	**75.611**	99,75
Gastos de Operación	(42.144)	(6.470)	(8.237)	(7.610)	(23.956)	**(46.272)**	(61,04)
EBITDA	**28.609**	**14.562**	**11.045**	**3.825**	**(94)**	**29.339**	**38,71**
MARGEN EBITDA	**40,44%**	**69,24%**	**57,28%**	**33,45%**	**-0,39%**	**38,80%**	**38,80%**
Depreciación y Amortización	(27.746)	(4.379)	(4.588)	(3.724)	(6.004)	**(18.695)**	(24,66)
EBIT	**863**	**10.183**	**6.457**	**103**	**(6.097)**	**10.644**	**14,04**
MARGEN EBIT	**1,22%**	**48,42%**	**33,49%**	**0,90%**	**-25,55%**	**14,08%**	**14,08%**
Otros Ingresos y (Gastos) Neto	(9.664)	931	879	4.248	28.651	**34.708**	45,79
Intereses y Gastos Financieros	(30.352)	(3.558)	(6.183)	(8.378)	(6.331)	**(24.450)**	(32,26)
Intereses Ganados	3.200	0	619	778	6.883	**8.280**	10,92
Diferencia en Cambio Neta	4.312	935	2.306	5.425	(19.387)	**(10.721)**	(14,14)
PÉRDIDA ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, PARTICIPACIÓN DE COMPAÑÍAS NO CONSOLIDADAS E INTERÉS MINORITARIO	**(31.641)**	**8.491**	**4.078**	**2.175**	**3.718**	**18.461**	**24,35**
Resultado por Exposición a la Inflación	17.936	2.805	5.761	(3.482)	15.412	**20.496**	27,04
Provisión para Impuesto	(7.158)	(492)	(781)	(2.867)	(4.811)	**(8.951)**	(11,81)
Participación de Compañías no Consolidadas	(272.819)	744	1.671	1.146	(7.285)	**(3.723)**	(4,91)
Interés Minoritario	589	(291)	(1.067)	0	(260)	**(1.618)**	(2,13)
UTILIDAD (PÉRDIDA) NETA	**(293.092)**	**11.258**	**9.661**	**(3.028)**	**6.774**	**24.665**	**32,54**
MARGEN UTILIDAD (PÉRDIDA) NETA	**-**	**53,53%**	**50,10%**	**-26,48%**	**28,39%**	**32,62%**	**32,62%**
UTILIDAD (PÉRDIDA) NETA POR ACCION	(86,56)	3,32	2,85	(0,89)	2,00	**7,28**	0,010
UTILIDAD (PÉRDIDA) NETA POR ADR	-	166,24	142,66	(44,71)	100,03	**364,22**	0,481
ACCIONES EN CIRCULACION	3.386	3.386	3.386	3.386	3.386	**3.386**	3.386
EBITDA/Intereses y Gastos Financieros	0,94	4,09	1,79	0,46	-0,01	**1,20**	1,20
Utilidad (Pérdida) Neta / Patrimonio*	-102,11%	15,10%	12,77%	-4,07%	17,37%	**15,81%**	15,81%

* Índices reflejan cálculos anualizados.

C.A. La Electricidad de Caracas Corporación EDC, C.A.

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 31 de diciembre del 2001)

	2000 31 Diciembre	2001 31 Marzo	2001 30 Junio	2001 30 Septiembre	2001 31 Diciembre
ACTIVO					
Activo Circulante	79.519	79.824	59.968	47.546	**83.575**
Efectivo y Equivalente de Efectivo	28.125	26.207	21.512	8.130	**28.201**
Propiedades, Planta y Equipos, neto	262.550	263.404	259.484	255.569	**248.109**
Inversiones	300.185	297.965	325.607	334.898	**121.603**
Cuentas por Cobrar a Largo Plazo	271	263	256	250	**240**
Cargos Diferidos y otros activos	12.759	11.477	13.023	12.837	**12.382**
Total Activo	**655.283**	**652.934**	**658.339**	**651.100**	**465.909**
PATRIMONIO Y PASIVO					
Pasivo Circulante	361.905	346.738	348.061	343.358	**298.636**
Préstamos y sobregiros bancarios	32.857	26.544	22.602	21.039	**18.798**
Porción corriente deuda LP	118.398	116.653	1.177	1.413	**1.108**
Deuda a Largo Plazo	1.966	2.410	2.039	1.397	**4.238**
Otros Pasivos	958	899	910	4.044	**2.059**
Intereses Minoritarios	3.419	4.597	4.772	4.776	**4.989**
Patrimonio	287.035	298.289	302.556	297.525	**155.987**
Total Patrimonio y Pasivo	**655.283**	**652.934**	**658.339**	**651.100**	**465.909**
Activo Circulante / Pasivo Circulante	0,22	0,23	0,17	0,14	**0,28**
Deuda Financiera C P / Deuda L P	76,93	59,41	11,66	16,07	4,70
Patrimonio / Activo Total	43,80%	45,68%	45,96%	45,70%	**33,48%**
Deuda Financiera / Capitalización Total	34,80%	32,80%	7,86%	7,42%	**13,40%**